	Adjusted EBITDA reached $35.9 million in 1Q25. Selective milling pace and strong commercial strategy. Record productivity in Rice.

1Q25 Earning Release Conference Call

English Conference Call	Luxembourg, May 12, 2025 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the first quarter ended March 31, 2025. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS), except for Non - IFRS measures. Please refer to page 22 for definitions and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
May 13, 2025
9 a.m. (US EST)
10 a.m. (Buenos Aires/Sao Paulo time)
3 p.m. (Luxembourg)

	Consolidated Financial Performance - Highlights
Zoom ID: 815 8732 6771	$ thousands	1Q25	1Q24	Chg %
Passcode: 995202	Gross Sales (1)	323,656	253,799	27.5%
	Adjusted EBITDA (2)	35,946	90,116	(60.1)%
Investor Relations	Adjusted EBITDA Margin (2)	11.3%	36.0%	(68.5)%
Emilio Gnecco	Adjusted Net Income (2)	(13,479)	23,305	n.a.
CFO	Adjusted Net Income per Share	(0.13)	0.22	n.a.
Victoria Cabello	Distribution to Shareholders (3)	10,210	21,333	(52.1)%
IR Officer	Expansion Capex	30,128	28,677	5.1%
	Net Debt (2)	679,479	639,190	6.3%
	Net Debt(2) / LTM Adj EBITDA (x)	1.7x	1.3x	30.1%

Email	Breakdown by Operating Segment - Adjusted EBITDA
ir@adecoagro.com	$ thousands	1Q25	1Q24	Chg %
	Sugar, Ethanol & Energy	29,851	51,855	(42.4)%
	Crops	84	4,782	(98.2)%
	Rice	9,723	32,785	(70.3)%
	Dairy	6,840	6,447	6.1%
Website:	Corporate Expenses	(10,552)	(5,753)	83.4%
www.adecoagro.com	Total Adjusted EBITDA	35,946	90,116	(60.1)%

•Gross sales were up 27.5% year-over-year on higher volumes sold, mainly ethanol as our commercial strategy to clear out our tanks at higher prices paid off. This, in turn, more than offset the lower prices of some of our main commodities.
•Adjusted EBITDA amounted to $35.9 million in 1Q25, down 60.1% versus the same period of last year. Despite an outperformance from our Dairy business, the decrease was mainly driven by a year-over-year loss in the mark-to-market of our biological assets in our Sugar, Ethanol & Energy business on lower crushing volume, as well as in our Rice operations on lower prices compared to record levels seen in 1Q24. Furthermore, corporate expenses were $4.8 million higher year-over-year, mainly due to one-off expenses related to the Tender Offer.
•Year to date, we have already committed $45.2 million to shareholder distribution via a combination of cash dividends ($35 million split in two equal installments) and share repurchases ($10.2 million).

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted EBITDA, Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
	(3) Includes cash dividends and share repurchases as of March 31th. For more information on distribution as of the date of this report, please refer to the Remarks section on page 3.

Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA in the SE&E business reached $29.9 million during 1Q25, 42.4% lower year-over-year.
▪(+) Higher net sales on greater ethanol volume sold and prices. Commercial strategy paid off as we emptied our tanks (30% of the total ethanol produced in 2024) at prices 30% above versus 1Q24 in local currency.
▪(-) Crushing down 31.3% year-over-year on lower yields given the dry weather experienced in 2024 (33% lower rains versus the 15-year average). Furthermore, we strategically decided to harvest cane with limited growth potential (5th cut and above) to allow younger cane to continue growing.
▪(-) Sugar/Ethanol mix at 42%/58% given lower production flexibility. We continue to maximize sugar production and prefer hydrous ethanol over anhydrous on better prices.
▪(-) Cost of production at 11.1 cts/lb driven by lower dilution of fixed costs on lower volume.
▪(-) Year-over-year loss in biological assets (harvested cane) due to lower crushing volume and lower Consecana price versus 1Q24.
Outlook
◦(+) Precipitations received during April aid in yield recovery. We expect to accelerate our crushing pace during 2H25 and conclude the year with a crushing volume in line with to slightly above 2024.
◦(+) Potential upside in sugar prices as global demand continues to depend on Brazil's production. 48% of our 2025's sugar production is hedged at 20.5 cts/lb.
◦(+) Tight supply & demand scenario for ethanol. Consumer preference continues to favor ethanol but supply will depend on how the 2025/26 harvest season evolves in terms of crushing, prices and flexibility to produce both sugar and ethanol. Moreover, ethanol price will also depend on the evolution of local gasoline prices, which may vary given international oil prices.
Farming business
Performance Highlights
◦Adjusted EBITDA for the Farming business amounted to $16.6 million during 1Q25, marking a 62.2% year-over-year decline.
▪(+) Higher prices for Dairy's value-added products.
▪(-) Lower prices for Rice, especially compared to the record levels seen in 1Q24.
▪(-) Year-over-year losses in the mark-to-market of our biological assets and agricultural produce for our Crops (lower-than-expected yields and prices)
▪(-) Higher costs in U.S. dollar terms.

Outlook
◦(-) Crops: Harvesting activities are underway (40% completed). Expecting a slight improvement in yields versus the prior campaign but below historical average. Margins to remain pressured on lower prices and cost inflation in U.S. dollars terms.
◦(+/-) Rice: Record production on record yields and higher planted area. Global prices have significantly come down versus 2024, but our diversified product portfolio and market flexibility act as a mitigant. We foresee a similar annual performance in 2025 compared to the previous year, but more evenly distributed over the upcoming quarters.
◦(+) Dairy: Strong prices for our higher value-added products in the domestic market. Expanding our product portfolio to cater to new markets.

Remarks
Tether Investments S.A. de C.V. Acquires 70% Stake in Adecoagro
◦On March 27, 2025, Adecoagro’s Board of Directors unanimously approved Tether’s offer to acquire at least 51% and up to 70% of the Company’s common shares at $12.41 per share and recommended to shareholders of the Company to accept the offer and tender their shares.
◦The Tender Offer, open from March 28 to April 24, 2025, resulted in 67,075,545 shares being tendered - meeting the minimum and exceeding the maximum threshold. As a result, shares were accepted on a prorated basis at approximately 73.9%.
◦Tether is a global leader in stablecoin technology and the creator of the USDT. Their support will enhance Adecoagro’s ability to accelerate growth in sustainable agriculture and energy, maintain financial discipline, and drive long-term value creation across South America. In alignment with this vision, the Transaction Agreement reflects a shared commitment to continuity, with both parties agreeing to preserve the existing management structure and the current four business units, while also incorporating a series of protections for minority shareholders.
◦For more information, please refer to our Investor Relations' website (www.ir.adecoagro.com).
2025 Shareholder Distribution Update
◦As of the date of this report, we have already committed $45.2 million to shareholder distributions. This was executed via:
▪Cash dividends: $35.0 million approved. On May 16, 2025, we will pay the first installment of $17.5 million (∼$0.1750 per share) to shareholders of the Company of record at close of business on May 2, 2025. The second installment shall be payable in November 2025 in an equal cash amount.
▪Share repurchases: $10.2 million expended year-to-date in repurchasing 1.1% of the company's equity (1.1 million shares at an average price of $9.65 per share).
▪Dividend distribution and share repurchases are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated in the prior year. Based on 2024’s NCFO, the minimum during 2025 is $64.4 million.

ESG Update
Changes in Adecoagro's Board Composition
◦On April 30, 2025, Adecoagro announced changes to its Board of Directors following Tether’s acquisition of a 70% stake in the Company. As outlined in the Transaction Agreement, Tether will have Board representation proportional to its ownership.
◦Formers Directors Mrs. Ana Cristina Russo, Mr. Guillaume van der Linden, Mr. Alan Leland Boyce, Mr. Andres Velasco Brañes and Mr. Plinio Musetti presented their resignation letters. The remaining Board members resolved to appoint five new directors to fill the vacancies, effective immediately, which will be confirmed and submitted for approval in the next Annual General Shareholders' Meeting on June 6, 2025.
◦The newly appointed Board members are Mr. Juan José Sartori Piñeyro (joining as Executive Chairman), Mr. Christian De Prati, Mr. Andres Larriera, Mr. Kyril Robert Leonid Louis-Dreyfus, and Mr. Oscar Alejandro León Bentancor; all whom are joining Mrs. Manuela Vaz Artigas, Mr. Ivo Andrés Sarjanovic, Mr. Daniel González and Mr. Mariano Bosch.
◦Subsequent to these changes, Adecoagro’s Board of Directors will continue to consist of nine members and be comprised of the following five Board Committees:
▪Audit Committee: Mr. Ivo Andrés Sarjanovic, Mrs. Manuela Vaz Artigas and Mr. Oscar Alejandro León Bentancor.
▪Talent Management & Compensation Committee: Mr. Daniel González, Mr. Juan José Sartori Piñeyro and Mr. Christian De Prati.
▪Risk and Commercial Committee: Mr. Ivo Andrés Sarjanovic, Mr. Kyril Robert Leonid Louis-Dreyfus and Mr. Andres Larriera.
▪Strategy Committee: Mr. Juan José Sartori Piñeyro, Mr. Daniel González, Mr. Christian De Prati and Mr. Kyril Robert Leonid Louis-Dreyfus .
▪ESG Committee: Mrs. Manuela Vaz Artigas, Mr. Oscar Alejandro León Bentancor and Mr. Andres Larriera.
◦We would like to thank Mrs. Russo, Mr. van der Linden, Mr. Boyce, Mr. Velasco Brañes and Mr. Musetti for their commitment and invaluable contributions to the company over the years. Thanks to their experience and guidance, we were able to shape Adecoagro into the company that it is today.
◦Furthermore, we would like to welcome the new Board Members that are joining Adecoagro's family. We firmly believe that with their vast experience and fresh ideas we will continue growing as a company while keeping our sustainable DNA, our focus on producing essential goods for a growing population at the lowest cost and creating value for all shareholders.
◦For more information on each Director's background and the main duties of each of Adecoagro's Board Committees, please refer to our Investor Relations' website (www.ir.adecoagro.com/board-of-directors/).

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	1Q25	1Q24	Chg %
Milling
Sugarcane Milled	tons	1,488,929	2,167,245	(31.3)%
Own Cane	tons	1,457,185	2,107,499	(30.9)%
Third Party Cane	tons	31,744	59,746	(46.9)%
Production
TRS Equivalent Produced	tons	170,886	271,707	(37.1)%
Sugar	tons	63,644	119,431	(46.7)%
Ethanol	M3	61,060	87,296	(30.1)%
Hydrous Ethanol	M3	33,464	79,791	(58.1)%
Anhydrous Ethanol (1)	M3	27,596	7,505	267.7%
Sugar mix in production	%	42%	49%	(13.9)%
Ethanol mix in production	%	58%	51%	13.4%
Energy Exported (sold to grid)	MWh	56,248	72,114	(22.0)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	37.8	33.3	13.5%
Agricultural Metrics
Harvested area	Hectares	27,782	30,127	(7.8)%
Yield	tons/hectare	53	70	(24.2)%
TRS content	kg/ton	109	117	(6.8)%
Area
Sugarcane Plantation	hectares	219,127	201,442	8.8%
Expansion Area	hectares	6,132	2,695	127.5%
Renewal Area	hectares	4,990	8,646	(42.3)%
(1) Does not include 8,444 and 28,773 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 1Q25 and 1Q24, respectively.

As explained in prior releases, Brazil's sugarcane production areas experienced lower-than-average rainfall throughout 2024, negatively impacting productivity indicators, mainly yields. As an example, rains in our Cluster in Mato Grosso do Sul during 2024 were 33% lower compared to the 15-year average. Although precipitations are mostly concentrated in the first months of the year, dry weather conditions were widespread during this period. Adecoagro operates under a continuous harvest model in which we crush cane during the whole year, including during the traditional interharvest period of Brazil's Sugar & Ethanol industry. Due to the impact of dry weather, we had already anticipated a weaker operational quarter.
Crushing volume during the quarter amounted to 1.5 million tons, marking a 31.3% year-over-year decline as we decided to harvest cane with limited growth potential (mostly related to the 5th cut and above) and thus allow areas with greater potential to continue growing and be harvested in the upcoming quarters with better expected productivity. Because of this, yields stood at 53 tons per hectare during the quarter, marking a 24.2% year-over-year reduction, while TRS content amounted to 109 kilograms per ton, 6.8% lower year-over-year.
Average sugar prices during the quarter traded at a premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (19% and 6%, respectively). Despite our decision to continue maximizing sugar production, our sugar mix stood at 42% on lower production flexibility. Within our ethanol production, 55% was hydrous ethanol as demand for this type of fuel significantly increased and gained market share in the Otto cycle. Moreover, we can dehydrate hydrous ethanol at any time and turn it into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
Exported energy during the quarter totaled 56 thousand MWh, 22.0% lower compared to 1Q24 mainly due to the year-over-year decline in crushing, partially mitigated by the use of stored bagasse to produce energy for the spot market. Consequently, our cogeneration efficiency ratio was up 13.5% compared to the previous year.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	1Q25	1Q24	Chg %	1Q25	1Q24	Chg %	1Q25	1Q24	Chg %
Sugar (tons)	36,064	63,141	(42.9)%	77,004	120,128	(35.9)%	468	526	(10.9)%
Ethanol (cubic meters)	74,909	32,705	129.0%	161,609	78,511	105.8%	464	417	11.3%
Hydrous Ethanol (cubic meters)	61,357	19,343	217.2%	135,204	48,052	181.4%	454	403	12.7%
Anhydrous Ethanol (cubic meters)	13,552	13,362	1.4%	26,405	30,458	(13.3)%	513	439	17.0%
Energy (Mwh) (2)	2,227	2,253	(1.2)%	73,744	90,950	(18.9)%	30	25	21.9%
CBios	1,315	1,656	(20.6)%	114,034	88,761	28.5%	12	19	(38.2)%
Others (5)	5	67	(92.5)%	5	65	(92.3)%	1,000	1,031	(3.0)%
TOTAL (3)	114,520	99,822	14.7%
Cover Crops (tons) (4)	4,353	3,572	21.9%	12,914	9,090	42.1%	337	393	(14.2)%
TOTAL NET SALES (1)	118,873	103,394	15.0%

HIGHLIGHTS - $ thousand	1Q25	1Q24	Chg %
Net Sales (1)	118,873	103,394	15.0%
Margin on Manufacturing and Agricultural Act. Before Opex	25,802	48,541	(46.8)%
Adjusted EBITDA	29,851	51,855	(42.4)%
Adjusted EBITDA Margin	25.1%	50.2%	(49.9)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales do not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 1Q25 was $29.9 million, 42.4% lower than the same period of last year. Despite a year-over-year increase in net sales coupled with a year-over-year gain in the mark-to-market of our commodity hedge position, lower EBITDA generation was mainly driven by a $15.6 million year-over-year loss in the mark-to-market of our biological assets. In this case, the year-over-year decline is mainly explained by the decrease in crushing volume and Consecana prices on harvested cane.
Net sales reached $118.9 million during the quarter, marking a 15.0% increase compared to the same period of last year on higher selling volumes and prices of ethanol. This, in turn, fully offset the lower sugar prices in US dollars as well as the decline in volume sold.
In the case of sugar, the decline in net revenues was mainly explained by the decrease in selling volume as sugar production throughout the period was down 46.7% year-over-year given the lower crushing volume. Furthermore, global sugar prices have significantly come down versus the levels seen during 1Q24. Our average selling price (as seen in the net sales breakdown table) only reflects the average price of the respective Sugar #11 contract as the Company does not perform hedge accounting. Once we incorporate the gain/losses from our commodity derivative financial instruments reported within our Other Operating Income line, our average selling price for the quarter stood at 20.4 cts/lb versus 24.0 cts/lb in 1Q24.
Ethanol sales presented a $42.2 million year-over-year increase during the quarter as we cleared out our tanks to profit from the significant recovery in prices, as anticipated. Consequently, we sold over 160 thousand cubic meters of ethanol (roughly 98% of the stocks carried out from year-end or 30% of the total ethanol produced in 2024) at an average net price of ∼R$2,700/m3, 30.7% higher than 1Q24. Although in US dollar terms the year-over-year increase was smaller given the depreciation of the Brazilian Real, our commercial strategy to build up inventories to be sold at better prices paid off. This shows our commercial flexibility to decide when to conduct our sales and consequently, maximize profits.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBios) every time we sell ethanol. During the quarter, we sold $1.3 million worth of CBios.
Net sales of energy were flat compared to the same period of last year. We captured a 21.9% year-over-year increase in the average selling price as we used store bagasse to profit from the hike in spot prices throughout the period. Nevertheless, higher prices were fully offset by the decrease in volume sold explained by the year-over-year decline in crushing volume.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	1Q25	1Q24	Chg %	1Q25	1Q24	Chg %
Industrial costs	7,741	14,490	(46.6)%	2.3	2.7	(16.5)%
Industrial costs	7,250	12,663	(42.7)%	2.1	2.4	(10.5)%
Cane from 3rd parties	491	1,827	(73.1)%	0.1	0.3	(58.0)%
Agricultural costs	51,262	63,963	(19.9)%	15.0	12.0	25.2%
Harvest costs	16,980	20,889	(18.7)%	5.0	3.9	27.0%
Cane depreciation	10,191	15,845	(35.7)%	3.0	3.0	0.5%
Agricultural Partnership Costs	6,089	9,781	(37.7)%	1.8	1.8	(2.7)%
Maintenance costs	18,002	17,448	3.2%	5.3	3.3	61.2%
Total Production Costs	59,003	78,453	(24.8)%	17.3	14.7	17.5%
Depreciation & Amortization PP&E	(21,089)	(32,315)	(34.7)%	(6.2)	(6.1)	2.0%
Total Production Costs (excl D&A)	37,914	46,138	(17.8)%	11.1	8.6	28.4%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 1Q25, total production costs excluding depreciation and amortization totaled 11.1 cts/lb, 28.4% higher than the same period of last year. Although production costs in nominal terms experienced a 17.8% year-over-year decrease due to (i) the decline in harvested area and production, together with (ii) lower sourcing of third-party cane and (iii) the depreciation of the Brazilian Real; the increase in unitary basis was mainly explained by a less efficient dilution of both our fixed and variable costs given the lower crushing and TRS content. We expect our unitary cost figure to decline throughout the year as we accelerate our crushing pace and harvest cane with greater productivity.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS
$ thousands	1Q25	1Q24	Chg %
Gross Sales
Crops	44,099	31,959	38.0%
Rice	77,645	57,939	34.0%
Dairy	76,325	56,694	34.6%
Total Sales	198,069	146,592	35.1%
Adjusted EBITDA (1)
Crops	84	4,782	(98.2)%
Rice	9,723	32,785	(70.3)%
Dairy	6,840	6,447	6.1%
Total Adjusted EBITDA (1)	16,647	44,014	(62.2)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted EBITDA.
Adjusted EBITDA in our Farming business totaled $16.6 million in 1Q25, compared to $44.0 million during the same period of last year. Despite the outperformance presented in our Dairy segment on higher prices of our value added products, especially in the domestic market, lower EBITDA generation was mainly explained by a 70.3% and a 98.2% year-over-year decrease in our Rice and Crops segments, respectively. In the case of Rice, the tough comparison versus a strong 1Q24 favored by record prices was the main driver behind the lower results. In Crops, the combination of lower international prices, lower-than-expected productivity and higher costs in US dollars continued to pressure margins throughout the period.
For a more detailed explanation, please refer to the performance description of each business line starting on the following page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	1Q25	1Q24	Chg %	1Q25	1Q24	Chg %	1Q25	1Q24	Chg %
Soybean	1,761	2,174	(19.0)%	6,515	6,978	(6.6)%	270	312	(13.3)%
Corn (1)	7,545	3,392	122.4%	39,794	18,973	109.7%	190	179	6.1%
Wheat (2)	6,507	8,729	(25.5)%	32,128	40,225	(20.1)%	203	217	(6.7)%
Sunflower	2,930	2,789	5.0%	4,502	5,284	(14.8)%	651	528	23.3%
Cotton Lint	1,829	1,062	72.2%	1,251	772	62.1%	1,462	1,376	6.2%
Peanut	21,041	9,375	124.4%	12,053	5,667	112.7%	1,746	1,654	5.5%
Others (3)	2,486	4,437	(44.0)%	405	689	(41.2)%
Total	44,099	31,959	38.0%	96,648	78,588	23.0%

HIGHLIGHTS - $ thousand	1Q25	1Q24	Chg %
Gross Sales	44,099	31,959	38.0%
Adjusted EBITDA	84	4,782	(98.2)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
Gross sales in our Crops segment were 38.0% higher year-over-year on higher volumes sold, which in turn, fully offset the decline in prices in some of the commodities that we produce, such as soybean and wheat. Although these prices continue to trade at the lower end of the commodity cycle given strong supply from other main producing countries, prices in the local market have positively reacted to the temporary reduction in export taxes announced at the end of January. The Argentine government declared the reduction in the tax burden for soybean (to 26% from 33%), corn and wheat (to 9.5% from 12% for both crops) until June 30, 2025. Consequently, we strategically decided to accelerate our sales, mainly in corn, to take advantage of the local price scenario, which differed from the pressured prices seen at CBOT (Chicago Board of Trade). In the case of peanut, the year-over-year increase in volume was mainly driven by the delivery of the balance of the 2023/24 campaign, whereas in wheat, the reduction was explained by the decrease in the overall production of the 2024/25 harvest season due to the dry weather experienced.
Adjusted EBITDA during the quarter amounted to $84 thousand, compared to $4.8 million in 1Q24. Despite the increase in sales, results were negatively impacted by lower-than-expected productivity, mainly in our early corn production which was impacted by the dry weather experienced in December and January, coupled with higher costs in U.S. dollar terms.

Rice Segment

RICE
Highlights	metric	1Q25	1Q24	Chg %
Gross Sales	$ thousands	77,645	57,939	34.0%
Sales of white rice	thousand tons (1)	106.5	52.3	103.7%
	$ per ton	646	953	(32.2)%
	$ thousands	68,859	49,842	38.2%
Sales of By-products	$ thousands	8,786	8,097	8.5%
Adjusted EBITDA	$ thousands	9,723	32,785	(70.3)%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	97	66	46.6%
Ending stock - White Rice	thousand tons	70	49	41.8%
(1) Includes the sale of 1k tons of white rice sourced from third-parties during 1Q24 (no sourcing during 1Q25); (2) Expressed in white rice equivalent..

Rice sales in 1Q25 marked a 34.0% year-over-year increase, mainly explained by higher volumes sold. This, in turn, fully offset the $307/ton year-over-year decrease in our average selling price, as anticipated. Regarding volume, the increase was driven by (i) an uneven year-over-year comparison in terms of rice availability which was limited during 1Q24; coupled with (ii) the sale of the inventories that we carried-over from 4Q24 given a delayed departure of a maritime cargo. Prices, as expected, have significantly come down from the record levels seen in 1Q24 on the back of higher global supply given the return of India to the market, as well as due to a solid 2025/26 campaign in South America.
Adjusted EBITDA amounted to $9.7 million in 1Q25, marking a 70.3% year-over-year decrease. Despite the increase in sales and a record production on better productivity and higher planted area, lower EBITDA generation was fully explained by (i) the tough comparison versus 1Q24; (ii) the year-over-year loss in our biological assets line on lower prices at the moment of harvest ($85/ton less than the prior year); coupled with (iii) higher costs in U.S. dollar terms.

Dairy Segment

DAIRY
Highlights	metric	1Q25	1Q24	Chg %
Gross Sales	$ thousands (1)	76,325	56,694	34.6%
	million liters (2) (3)	89.2	88.9	0.3%
Adjusted EBITDA	$ thousands	6,840	6,447	6.1%

Dairy - Farm
Milking Cows	average heads	14,393	14,407	(0.1)%
Cow Productivity	liter/cow/day	35.6	37.3	(4.6)%
Total Milk Produced	million liters	46.1	48.9	(5.7)%

Dairy - Industry
Total Milk Processed	million liters	85.8	81.3	5.6%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 1Q25, raw milk production was 46.1 million liters, 5.7% lower compared to the same period of last year. This was explained by a 4.6% decline in productivity compared to 1Q24, although levels are still strong at 35.6 liters per cow per day as we continue enhancing efficiencies in our free-stalls. We expect cow productivity to normalize during the upcoming quarters.
At the industry level, we processed 85.8 million liters of raw milk during the quarter, 5.6% more than the previous year. Out of this volume, approximately 45% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. We continue working on product development for the domestic and export markets, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $6.8 million in 1Q25, marking a 6.1% increase compared to the same period of last year. Results were positively impacted by (i) an increase in sales due to higher average selling prices, as we improved the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets.
Adjusted EBIT was $3.3 million during 1Q25. However, once interest expense and the foreign exchange loss related to the financial debt are considered, overall results decrease to negative $1.4 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	1Q25	1Q24	Chg %
Corporate Expenses	(10,552)	(5,753)	83.4%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses for 1Q25 amounted to $10.6 million, $4.8 million higher than the same period of last year. Excluding one-off expenses related to Tether's tender offer (financial and legal advisors), corporate expenses were $7.1 million during the period, 22.6% higher year-over-year driven by the impact in costs from inflation in U.S. dollar terms.

Net Income & Adjusted Net Income
Net income amounted to $18.7 million during 1Q25, marking a $28.6 million year-over-year decrease.
Nevertheless, once we exclude the impact of foreign exchange variation, as well as inflation accounting effects (all non-cash impacts), adjusted net income reached negative $13.5 million during 1Q25, down $36.8 million year-over-year. This was driven by (i) lower results at a consolidated level as explained throughout this earnings release; together with (ii) higher interest expenses throughout the period compared to 1Q24 on higher debt, mainly in our Farming operations. These impacts were partially offset by year-over-year gains recorded within the income tax line due to effects of inflation in the income tax calculation in Argentina.

ADJUSTED NET INCOME (1)
$ thousands	1Q25	1Q24	Chg %
Profit for the period	18,707	47,344	(60.5)%
Foreign exchange losses/(gains), net	(33,226)	(5,624)	490.8%
Inflation accounting effects	(410)	(32,717)	(98.7)%
Net results from Fair Value adjustment of Investment Property	1,450	14,302	(89.9)%
Adjusted Net Income	(13,479)	23,305	n.a.
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	1Q25	4Q24	Chg %	1Q24	Chg %
Farming	242,191	121,042	100.1%	100,579	140.8%
Short term Debt	189,638	55,401	242.3%	86,696	118.7%
Long term Debt	52,552	65,641	(19.9)%	13,884	278.5%
Sugar, Ethanol & Energy	676,259	658,514	2.7%	720,231	(6.1)%
Short term Debt	43,230	44,150	(2.1)%	40,035	8.0%
Long term Debt	633,029	614,364	3.0%	680,196	(6.9)%
Total Short term Debt	232,868	99,551	133.9%	126,731	83.7%
Total Long term Debt	685,581	680,005	0.8%	694,079	(1.2)%
Gross Debt	918,449	779,556	17.8%	820,810	11.9%
Cash & Equivalents	179,530	211,244	(15.0)%	135,511	32.5%
Short-Term Investments	59,440	46,097	28.9%	46,109	28.9%
Net Debt	679,479	522,215	30.1%	639,190	6.3%
EOP Net Debt / Adj. EBITDA LTM	1.7x	1.2x	48.2%	1.3x	30.1%
As of March 31, 2025, Adecoagro's net debt position amounted to $679.5 million, marking a 6.3% year-over-year increase. Due to the seasonality of our operations, the first semester of the year is when we have the highest working capital requirements, mainly in our Farming operations, as we undergo the planting/harvesting activities for all our crops. Consequently, we were able to secure during the quarter short-term financing with local banks at attractive rates, while we continued investing in growth projects across our operations and distributing cash to shareholders via the repurchase of shares, without compromising our balance sheet structure nor our liquidity ratio, which stood at 1.6x, showing the Company's full capacity to repay short term debt with its cash balance. We expect to reduce our short-term debt exposure throughout the second half of the year, which is when we generate most of our cash as we collect income from most of our products sold.
Our Net Debt ratio (Net Debt/EBITDA) as of 1Q25 was 1.7x, 30.1% higher year-over-year fully explained by the lower EBITDA generation during the last twelve months. We foresee a reduction in our net leverage ratio during the following quarters due to the aforementioned seasonality, as well as to a greater expected performance from our business units.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	1Q25	1Q24	Chg %
Farming	13,311	21,451	(37.9)%
Expansion	6,531	15,565	(58.0)%
Maintenance	6,780	5,886	15.2%
Sugar, Ethanol & Energy	71,291	85,694	(16.8)%
Maintenance	47,694	72,582	(34.3)%
Planting	13,996	19,622	(28.7)%
Industrial & Agricultural Machinery	33,698	52,960	(36.4)%
Expansion	23,597	13,112	80.0%
Planting	14,934	11,027	35.4%
Industrial & Agricultural Machinery	8,663	2,085	315.5%
Total	84,602	107,145	(21.0)%
Total Maintenance Capex	54,474	78,467	(30.6)%
Total Expansion Capex	30,128	28,677	5.1%
Adecoagro's capital expenditures amounted to $84.6 million in 1Q25, 21.0% lower than the prior year.
The Sugar, Ethanol and Energy business accounted for 84% or $71.3 million of total capex during the quarter. The year-over-year reduction in maintenance capex was mainly driven by a more equal distribution of the maintenance activities at the mills throughout the year, coupled with lower hectares of renewal planting. On the other hand, expansion capex throughout the quarter increased versus the prior year given a greater expansion in sugarcane area as we were able to secure new areas at attractive lease rates to ensure greater cane availability in the upcoming years. Furthermore, we continue to expand our harvesting equipment with the acquisition of two-row harvesters and grunner trucks, which reduce soil compaction and diesel consumption, thus strengthening our sustainable footprint while reducing costs.
The Farming businesses accounted for 16%, or $13.3 million, of total capex during the quarter, equally distributed across maintenance and expansion projects. In the case of the latter, the 58.0% decline versus 1Q24 was mostly explained by an uneven year-over-year comparison since expansion capex in 1Q24 was mostly related to the payment of the third (and final) installment of Viterra's rice mills in Argentina and Uruguay (∼$13 million). During 1Q25, investments on this front included: (i) the development of croppable land for our Rice operations; (ii) the last payments related to the construction of a new warehouse for our dairy products at our Chivilcoy facility; and (iii) the expansion of the drying and storage capacity of our Paso Dragon rice mill.

Other Operational & Financial Metrics

2024/25 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2024/25Harvested Area			Yields (Tons per hectare)
	2024/25	2023/24	Chg %	Hectares	% Harvested	Production	2024/25	2023/24	Chg %
Soybean	50,997	64,753	(21.2)%	18,741	36.8%	58,356	3.1	2.8	11.0%
Soybean 2nd Crop	41,507	23,927	73.5%	2,925	7.0%	6,157	2.1	2.2	(3.8)%
Corn (1)	44,392	57,043	(22.2)%	11,008	24.8%	70,837	6.4	5.2	22.8%
Corn 2nd Crop	2,505	2,548	(1.7)%	—	—%	—	—	4.5	n.a.
Wheat (2)	47,820	28,142	69.9%	47,820	100.0%	118,717	2.5	3.1	(20.8)%
Sunflower	12,609	10,832	16.4%	11,237	89.1%	24,466	2.2	1.7	27.5%
Cotton	4,890	5,199	(5.9)%	—	—%	—	—	0.4	n.a.
Peanut	25,352	24,282	4.4%	1,367	5.4%	4,354	3.2	3.6	(11.7)%
Other (3)	10,542	3,698	185.1%	2,089	19.8%	1,798
Total Crops	240,614	220,425	9.2%	95,187	39.6%	284,685
Rice	64,441	58,452	10.2%	63,938	99.2%	510,979	8.0	6.1	30.5%
Total Farming	305,055	278,877	9.4%	159,125	52.2%	795,664
Owned Croppable Area	99,056	99,357	(0.3)%
Leased Area	161,987	153,044	5.8%
Second Crop Area	44,012	26,476	66.2%
Total Farming Area	305,055	278,877	9.4%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans;
During the second half of 2024, we began planting activities for the 2024/25 harvest season, which continued throughout early 2025. We have planted a total of 305,055 hectares, which represents a 9.4% increase compared to the previous season. We are currently undergoing harvesting activities for most of our grains. As of the end of April 2025, we harvested 159,125 hectares, or 52.2% of total area, and produced 795,664 tons of aggregate grains.
Soybean 1st Crop: As of the end of April, we harvested 37% of the planted area obtaining an average yield of 3.1 Tn/Ha. Despite the rainfalls received by the end of January, the weather was uneven across regions. In Argentina's Center-South region, we continued to receive precipitations during the summer, favoring crop development and slightly improving yields versus our initial forecasts. On the other hand, the Northern and Western regions experienced lack of rainfalls and high temperatures throughout February and March, significantly impacting yield development. Therefore, we expect our consolidated yield to be in line with historical average.
Corn: We harvested 25% (11,008 hectares) of the planted area by the date of this report, mostly related to our early corn production. Although we are reporting a 22.8% year-over-year increase in productivity so far, it is worth pointing out that our early corn production was negatively impacted by the dry weather and high temperatures experienced throughout December and January, moment when yields are defined. Nevertheless, we foresee a significant improvement in the average yield of our late corn production (whose yields stage definition is at this moment) due to precipitations received when conducting planting activities, which improved soil moisture conditions, as well as the rainfalls received during the following months. Overall, we expect better yields than in the 2023/24 harvest season, but in line with historical average.
Peanut: Harvesting activities for our peanut production have begun. Although we received the necessary precipitations during summertime in order to have a normal crop development, in the beginning of April we registered some days with below average temperatures, which partially impacted our peanut production. Consequently, we expect a year-over-year decrease in yields for the 2024/25 campaign (versus the record level registered in the 2023/24 harvest), but in line with historical average.
Wheat: As explained in our previous report, harvesting activities for wheat have already been completed by the beginning of 2025. Despite presenting a year-over-year increase in planted area, our average yield was down to 2.5 ton/ha (versus 3.1 ton/ha in the prior campaign) driven by the aforementioned dry weather, which negatively impacted crop productivity.
Rice: As stated in the prior release, our rice farms experienced excellent weather conditions throughout summertime, which positively favored crop development and therefore resulted in record productivity levels. Our average yield stood at 8.0 ton/ha compared to 6.1 ton/ha in the previous campaign and versus 7.8 ton/ha reported in the 2020/21 harvest season, our prior record.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	1Q25	1Q24	% Chg	1Q25	1Q24	% Chg
Soybean	tons	10,963	8,213	33.5%	3,473	2,568	35.2%
Corn (1)	tons	32,276	47,729	(32.4)%	5,481	7,485	(26.8)%
Wheat (2)	tons	56,003	39,750	40.9%	11,295	7,286	55.0%
Sunflower	tons	9,468	2,526	274.9%	3,075	1,328	131.6%
Cotton	tons	559	1,507	(62.9)%	720	808	(10.9)%
Rice (3)	tons	69,825	49,257	41.8%	25,528	22,545	13.2%
Peanut	tons	12,391	5,536	123.8%	13,702	8,096	69.2%
Organic Sugar	tons	—	870	(100.0)%	—	394	(100.0)%
Sugar	tons	47,168	76,118	(38.0)%	15,665	25,671	(39.0)%
Ethanol	m3	64,097	194,424	(67.0)%	29,753	97,452	(69.5)%
Hydrous Ethanol	m3	42,995	160,628	(73.2)%	19,034	79,632	(76.1)%
Anhydrous Ethanol	m3	21,101	33,796	(37.6)%	10,719	17,820	(39.8)%
Fluid Milk	Th Lts	10,584	5,411	95.6%	7,291	3,495	108.6%
Powder Milk	tons	2,038	1,412	44.3%	7,767	5,696	36.3%
Cheese	tons	656	322	103.6%	3,124	1,472	112.2%
Butter	tons	114	61	87.0%	709	308	130.5%
Cbios	units	222,244	44,109	403.9%	2,321	781	197.2%
Fuel	m3	316	201	57.0%	308	203	51.7%
Others	tons	1,882	1,641	14.7%	1,287	1,021	26.1%
Total					131,499	186,609	(29.5)%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Variations in inventory levels between 1Q25 and 1Q24 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix among different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of March 31, 2025
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2024/2025 Harvest season
Soybeans (tons)	104,300	295.3	1,199.0	54%
Corn (tons)	101,432	188.6	602.6	47%
Wheat (tons)	59,675	219.0	710.1	71%
2025/2026 Harvest season
Soybeans (tons)	—	—	—	—%
Corn (tons)	—	—	—	—%
Wheat (tons)	—	—	—	—%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2025 FY
Sugar (tons)	341,579	454.6	20.6	42%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	606,361	42.3	n.a.	79%
2026 FY
Sugar (tons)	—	—	—	—%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	506,496	38.3	n.a	60%
(1) Energy prices in 2025 were converted to USD at an exchange rate of BRL/USD 5.74. Energy prices in 2026 were converted to USD at an exchange rate of BRL/USD 5.80.

1Q25 Market Highlights
◦During 1Q25, global sugar prices faced notable volatility on the back of (i) the unexpected approval of an export quota from India (1 million tons), which put short-term pressure on prices, coupled with (ii) the subsequent increase in import demand in the main sugar destinations. Although a global sugar deficit is still expected for the 2024/25 season, the outlook for the second half of the year suggests a potential surplus due to stronger production from both Brazil and India. Nevertheless, weather risk in Brazil’s Center-South region and the downward revision in crops' expectations from Asia have kept the market sensitive, with prices fluctuating between between 17.5 and 21.5 cents per pound. Moreover, speculative fund activity continued to influence short-term price movements. Going forward, the balance between the recovery in supply and persistent demand will be key, with market participants closely watching the following events: (i) progress of Brazil’s harvest, (ii) the development of crops in the northern hemisphere, and (iii) the export policy landscape in India.
◦Brazil's ethanol market remained resilient in 1Q25, supported by tight supply and strong demand. According to ESALQ, hydrous and anhydrous ethanol prices rose by 35% and 38% year-over-year, respectively, whereas on a quarterly basis, they increased by 8% and 10%, respectively. UNICA (Brazil’s sugarcane industry association) reported steady ethanol sales and that consumer preference continues to favor hydrous ethanol. The E30 pilot (increasing to 30% the average ethanol blended into gasoline from current 27% levels) has also shown some progress, reinforcing medium-term demand prospects. Looking ahead, price support is expected to continue due to tighter supply during the start of the season, the increase in the blend rate and sustained competitiveness versus gasoline.
◦Brazil's carbon credit market under the RenovaBio program saw a 29% year-over-year decrease in 1Q25, reaching an average price of 75 BRL/CBio (US$13/CBio), compared to 106 BRL/CBio (US$21/CBio) in 1Q24.
◦In 1Q25, energy spot prices in the southeast region of Brazil were 262% higher year-over-year, but showed a 26% decrease compared to 4Q24. The peak in prices was seen in March given the lower precipitations received during the month. Southeast reservoir levels stood at 67% during March, unchanged compared to the prior month.
◦Soybeans traded 1% lower on CBOT in 1Q25 compared to the prior quarter, while corn was down by 3%. The decline in prices was mainly explained by rumors regarding a potential trade war between United States and China. On the other hand, the depreciation of the US dollar put a floor on grain prices. In the Argentine local market, prices increased by 8% for soybeans and 9% for corn compared to 4Q24, mostly driven by the temporary reduction in export taxes, which are expected to return by June 30, 2025.
◦During 1Q25, the global rice market continued under pressure due to oversupply from all origins. The return of India to the export market caused an increase in competition and consequently a decline in the price of rice from other Asian origins. In South America, the new crop developed under excellent conditions. Therefore, the expectation of strong yields, coupled with a higher planted area, led to buyers to postpone the placement of new orders until the new harvest is completed.
◦In 1Q25, international dairy prices traded at the highest level due to the low season in the Southern Hemisphere. However, futures markets are expecting a decline for 2H25 given the tariffs imposed between USA and China (USA is top #5 exporter of dairy products while China is top #3 importer). In Argentina, raw milk production was 8% higher versus 1Q24, thus prices remained unchanged in 1Q25.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xviii) the acquisition by Tether of a 70% stake in Adecoagro.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 25.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	1Q25	4Q24	Chg %	1Q24	Chg %
Total Borrowings	918,449	779,556	17.8%	820,810	11.9%
Cash and Cash equivalents	179,530	211,244	(15.0)%	135,511	32.5%
Short-term investments	59,440	46,097	28.9%	46,109	28.9%
Net Debt	679,479	522,215	30.1%	639,190	6.3%

Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	1Q25	1Q24	Chg %
Profit for the period	18,707	47,344	(60.5)%
Foreign exchange losses/(gains), net	(33,226)	(5,624)	490.8%
Inflation accounting effects	(410)	(32,717)	(98.7)%
Net results from Fair Value adjustment of Investment Property	1,450	14,302	(89.9)%
Adjusted Net Income	(13,479)	23,305	n.a.

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q25
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	44,099	77,645	76,325	198,069	125,587	—	323,656
Cost of goods sold and services rendered	(38,397)	(59,123)	(70,140)	(167,660)	(107,183)	—	(274,843)
Initial recog. and changes in FV of BA and agricultural produce	2,313	4,958	8,791	16,062	7,577	—	23,639
Gain from changes in NRV of agricultural produce after harvest	1,436	(31)	—	1,405	(179)	—	1,226
Margin on Manufacturing and Agricultural Act. Before Opex	9,451	23,449	14,976	47,876	25,802	—	73,678
General and administrative expenses	(3,794)	(7,294)	(3,630)	(14,718)	(6,820)	(10,434)	(31,972)
Selling expenses	(5,048)	(11,529)	(8,249)	(24,826)	(11,816)	(192)	(36,834)
Other operating income, net	(1,862)	(583)	206	(2,239)	1,596	(366)	(1,009)
Profit from Operations Before Financing and Taxation	(1,253)	4,043	3,303	6,093	8,762	(10,992)	3,863
Net results from Fair value adjustment of Investment property	—	1,443	—	1,443	—	—	1,443
Adjusted EBIT	(1,253)	5,486	3,303	7,536	8,762	(10,992)	5,306
(-) Depreciation and Amortization	1,337	4,237	3,537	9,111	21,089	440	30,640
Adjusted EBITDA	84	9,723	6,840	16,647	29,851	(10,552)	35,946
Reconciliation to Profit/(Loss)
Adjusted EBITDA							35,946
(+) Depreciation and Amortization							(30,640)
(+) Financial result, net							11,836
(+) Net results from Fair value adjustment of Investment property							(1,443)
(+) Income Tax (Charge)/Benefit							3,233
(+) Translation Effect (IAS 21)							(225)
Profit/(Loss) for the Period							18,707

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	31,959	57,939	56,694	146,592	107,207	—	253,799
Cost of goods sold and services rendered	(30,274)	(40,445)	(46,899)	(117,618)	(82,173)	—	(199,791)
Initial recog. and changes in FV of BA and agricultural produce	14,101	21,702	357	36,160	23,152	—	59,312
Gain from changes in NRV of agricultural produce after harvest	(8,499)	17	—	(8,482)	355	—	(8,127)
Margin on Manufacturing and Agricultural Act. Before Opex	7,287	39,213	10,152	56,652	48,541	—	105,193
General and administrative expenses	(2,373)	(3,756)	(2,394)	(8,523)	(5,903)	(6,533)	(20,959)
Selling expenses	(2,533)	(6,726)	(5,181)	(14,440)	(13,285)	(80)	(27,805)
Other operating income, net	(10,596)	(598)	1,267	(9,927)	(9,813)	541	(19,199)
Profit from Operations Before Financing and Taxation	(8,215)	28,133	3,844	23,762	19,540	(6,072)	37,230
Net results from Fair value adjustment of Investment property	11,274	1,549	—	12,823	—	—	12,823
Adjusted EBIT	3,059	29,682	3,844	36,585	19,540	(6,072)	50,053
(-) Depreciation and Amortization	1,723	3,103	2,603	7,429	32,315	319	40,063
Adjusted EBITDA	4,782	32,785	6,447	44,014	51,855	(5,753)	90,116
Reconciliation to Profit/(Loss)
Adjusted EBITDA							90,116
(+) Depreciation and Amortization							(40,063)
(+) Financial result, net							20,487
(+) Net results from Fair value adjustment of Investment property							(12,823)
(+) Income Tax (Charge)/Benefit							(12,921)
(+) Translation Effect (IAS 21)							2,548
Profit/(Loss) for the Period							47,344

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	3M25	3M24	Chg %
Revenue	325,506	261,775	24.3%
Cost of revenue	(276,236)	(205,341)	34.5%
Initial recognition and Changes in fair value of biological assets and agricultural produce	23,562	63,105	(62.7)%
Changes in net realizable value of agricultural produce after harvest	1,223	(9,018)	n . a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	74,055	110,521	(33.0)%
General and administrative expenses	(32,281)	(21,684)	48.9%
Selling expenses	(37,146)	(28,585)	29.9%
Other operating income, net	(990)	(20,474)	(95.2)%
Profit from operations	3,638	39,778	(90.9)%
Finance income	36,400	9,504	283.0%
Finance costs	(24,974)	(21,734)	14.9%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	410	32,717	n .a
Financial results, net	11,836	20,487	(42.2)%
Profit before income tax	15,474	60,265	(74.3)%
Income tax	3,233	(12,921)	(125.0)%
Profit for the period	18,707	47,344	(60.5)%

Statement of Cashflows
$ thousands	3M25	3M24	Chg %
Cash flows from operating activities:
Profit from operations	18,707	47,344	(60.5)%
Adjustments for:
Income tax (benefit) / expense	(3,233)	12,921	(125.0)%
Depreciation	30,163	39,958	(24.5)%
Amortization	623	564	10.5%
Depreciation of right of use assets	15,811	16,523	(4.3)%
Loss / (gain) from disposal of other property items	50	(718)	(107.0)%
Equity settled shared-based compensation granted	1,512	1,844	(18.0)%
Loss / (gain) from derivative financial instruments and forwards	2,209	9,322	(76.3)%
Interest and other expense , net	22,831	16,803	35.9%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(13,385)	(41,776)	(68.0)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,875	3,264	n . a
Provision and allowances	22	(257)	(108.6)%
Tax credit recognized	(4,595)	—	n . a
Net gain from fair value adjustment of Investment property	1,450	14,302	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	(410)	(32,717)	(98.7)%
Foreign exchange gains, net	(33,226)	(5,624)	490.8%
Subtotal	40,404	81,753	(50.6)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(119,563)	(32,358)	269.5%
(Increase)/Decrease in inventories	(14,460)	(64,226)	(77.5)%
(Increase)/Decrease in biological assets	72,785	31,323	132.4%
(Increase)/Decrease in other assets	133	(381)	(134.9)%
(Increase)/Decrease in derivatives financial instruments	(4,494)	118	(3,908.5)%
(Increase)/Decrease in trade and other payables	4,489	(51,632)	(108.7)%
(Increase)/Decrease in payroll and social securities liabilities	1,581	(2,701)	(158.5)%
(Increase)/Decrease in provisions for other liabilities	225	271	(17.0)%
Cash generated in operations	(18,900)	(37,833)	(50.0)%
Income taxes paid	(170)	(868)	(80.4)%
Net cash generated from operating activities (a)	(19,070)	(38,701)	(50.7)%

Statement of Cashflows
$ thousands	3M25	3M24	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	—	(12,736)	(100.0)%
Purchases of property, plant and equipment	(84,323)	(93,954)	(10.3)%
Purchase of cattle and non current biological assets planting cost	(141)	(184)	(23.4)%
Purchases of intangible assets	(309)	(596)	(48.2)%
Interest received	1,814	2,306	(21.3)%
Proceeds from sale of property, plant and equipment	208	359	(42.1)%
Acquisition of short term (b)	(44,244)	(3,609)	1125.9%
Dispositions of short term investment	28,097	20,970	34.0%
Net cash used in investing activities (c)	(98,898)	(87,444)	13.1%

Cash flows from financing activities
Interest paid (d)	(15,684)	(12,084)	29.8%
Proceeds from long-term borrowings	12,522	2,988	319.1%
Payment of long-term borrowings	(21,433)	—	n . a
Proceeds from short-term borrowings	142,034	9,730	1359.8%
Payment of short-term borrowings	(8,733)	(70,229)	(87.6)%
Payment of derivatives financial instruments	(78)	60	n . a
Lease Payments	(19,881)	(18,294)	8.7%
Purchase of own shares	(10,210)	(21,333)	(52.1)%
Dividends paid to non-controlling interest	—	(124)	n . a
Net cash used in financing activities (e)	78,537	(109,286)	(171.9)%
Net increase / (decrease) in cash and cash equivalents	(39,431)	(235,431)	(83.3)%
Cash and cash equivalents at beginning of year	211,244	339,781	(37.8)%
Exchange gains on cash and cash equivalents (f)	7,717	31,161	(75.2)%
Cash and cash equivalents at end of year	179,530	135,511	32.5%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		3M25	3M24
Operating activities	(a)	(17,342)	(53,103)
Acquisition of short term investment	(b)	(551)	—
Investing activities	(c)	15,155	331
Interest paid	(d)	1,233	(483)
Financing activities	(e)	2,820	43,878
Exchange rate changes and inflation on cash and cash equivalents	(f)	(633)	8,894

Statement of Financial position
$ thousands	3M25	12M24	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,638,986	1,548,589	5.8%
Right of use assets	388,215	373,846	3.8%
Investment property	33,542	33,542	—%
Intangible assets, net	38,717	37,231	4.0%
Biological assets	43,552	43,418	0.3%
Deferred income tax assets	45,852	15,507	195.7%
Trade and other receivables, net	48,880	38,510	26.9%
Derivative financial instruments	7,315	5,482	33.4%
Other Assets	3,806	3,761	1.2%
Total Non-Current Assets	2,248,865	2,099,886	7.1%
Current Assets
Biological assets	205,051	250,527	(18.2)%
Inventories	318,527	289,664	10.0%
Trade and other receivables, net	332,055	213,356	55.6%
Derivative financial instruments	6,825	4,114	65.9%
Short-term investment	59,440	46,097	28.9%
Cash and cash equivalents	179,530	211,244	(15.0)%
Total Current Assets	1,101,428	1,015,002	8.5%
TOTAL ASSETS	3,350,293	3,114,888	7.6%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	167,073	—%
Share premium	633,276	659,399	(4.0)%
Cumulative translation adjustment	(348,710)	(413,757)	(15.7)%
Equity-settled compensation	20,638	17,264	19.5%
Other reserves	149,765	151,261	(1.0)%
Treasury shares	(17,080)	(16,989)	0.5%
Revaluation surplus	237,351	245,261	(3.2)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	536,142	518,064	3.5%
Equity attributable to equity holders of the parent	1,420,029	1,369,150	3.7%
Non controlling interest	39,764	38,951	2.1%
TOTAL SHAREHOLDERS EQUITY	1,459,793	1,408,101	3.7%
LIABILITIES
Non-Current Liabilities
Trade and other payables	983	767	28.2%
Borrowings	685,581	680,005	0.8%
Lease liabilities	279,132	287,679	(3.0)%
Deferred income tax liabilities	362,701	330,336	9.8%
Payrroll and Social liabilities	1,628	1,454	12.0%
Derivatives financial instruments	2,370	3,983	(40.5)%
Provisions for other liabilities	2,705	2,244	20.5%
Total Non-Current Liabilities	1,335,100	1,306,468	2.2%
Current Liabilities
Trade and other payables	202,695	206,907	(2.0)%
Current income tax liabilities	2,428	3,471	(30.0)%
Payrroll and Social liabilities	32,797	32,735	0.2%
Borrowings	232,868	99,551	133.9%
Lease liabilities	77,546	54,351	42.7%
Derivative financial instruments	3,126	1,796	74.1%
Provisions for other liabilities	3,940	1,508	161.3%
Total Current Liabilities	555,400	400,319	38.7%
TOTAL LIABILITIES	1,890,500	1,706,787	10.8%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,350,293	3,114,888	7.6%